                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)*

                           HOMESTAKE MINING COMPANY
                               (NAME OF ISSUER)


                         COMMON STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)


                                   43761400
                                (CUSIP NUMBER)

               WILLIAM S. STERNS, III, ESQ.; ALSTON & BIRD LLP
           90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                     RECEIVE NOTICES AND COMMUNICATIONS)

                                JUNE 24, 2001
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------------------------------------------------------------------------------
CUSIP NO.43761400
-----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        August von Finck
-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------

      4 SOURCE OF FUNDS*

        PF

-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                          [ ]

-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            21,000,000
                     --------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     --------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             21,000,000
                     --------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,000,000

-----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]

-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.0%*
        *Based upon 263,307,488 shares of Common Stock outstanding as of April
        30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
CUSIP NO. 43761400
----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        August-Francois von Finck
----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF

----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                           [ ]

----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            3,000,000
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             3,000,000
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000,000
----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]

----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%*
        *Based upon 263,307,488 shares of Common Stock outstanding as of April
        30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001.
----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
----------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
CUSIP NO.43761400
------------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Maria-Theresia von Finck


-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF
-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                          [ ]
-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            3,000,000
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             3,000,000
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000,000
--------------------------------------- -------------------- -----------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                               [ ]
-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%*
        *Based upon 263,307,488 shares of Common Stock outstanding as of April
        30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
CUSIP NO. 43761400
-----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Luitpold-Ferdinand von Finck
-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF
-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                           [ ]
-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German

-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            5,257,900
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             5,257,900
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,257,900
-----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]
-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.0%*
        *Based upon 263,307,488 shares of Common Stock outstanding as of April
        30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

                               AMENDMENT NO. 10

         This Amendment No. 10 to Schedule 13D relating to the common stock, par value $1.00 per share (the "Common Stock"), of Homestake Mining Company (the "Issuer") is being filed on behalf of August von Finck pursuant to
Section 13(d)(2) of the Act to amend the Schedule 13D originally filed on March 9, 1998, amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15,
1998, August 4, 1998, August 13, 1998, September 25, 1998, December 8, 1998,
and April 26, 1999, and on behalf of August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck to amend the
Schedule 13D filed on December 8, 1998, and amended on April 26, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by appending the following to the end of the
Item 4 disclosure:

        On June 24, 2001, Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") with Barrick Gold Corporation, a corporation organized under the laws of the Province of Ontario ("Barrick"), and Havana Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Barrick ("Sub"), which provides, among other things, that Sub will merge with and into Issuer (the "Merger") and each outstanding share of Common Stock of Issuer will be converted into the right to receive 0.53 fully paid, nonassessable common shares of Barrick, and that the directors of the Sub will become the directors of the Issuer, subject to the terms of, and satisfaction of the conditions contained in, the Merger Agreement.

        In connection with the Merger Agreement, each Reporting Person executed and delivered to Barrick and the Issuer a Stockholders Agreement and agreed to execute and deliver an affiliate agreement to Barrick and the Issuer prior to the closing of the Merger. See Item 6 for a description of each of these agreements.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety to read as follows:

        As of June 24, 2001, the Reporting Persons had an interest in the shares of Common Stock of the Issuer as follows:

Mr. August von Finck
No. of shares of Common Stock:                    21,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          8.0%*

Mr. August-Francois von Finck
No. of shares of Common Stock:                    3,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          1.1%*

Ms. Maria-Theresia von Finck
No. of shares of Common Stock:                    3,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          1.1%*

Mr. Luitpold-Ferdinand von Finck
No. of shares of Common Stock:                    5,257,900
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          2.0%*

*Based upon 263,307,488 shares of Common Stock outstanding as of April 30, 2001, as reported in Issuer's Form 10-Q for the quarterly period ended March 31, 2001.

        Each Reporting Person has the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Reporting Person's shares of Common Stock.

        Nothing in this Schedule 13D shall be construed as either an admission that Mr. August von Finck is, or at any time has been, the beneficial owner of more than the 21,000,000 shares of Common Stock owned by him, that Mr. August-Francois von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by him, that Mr. Luitpold-Ferdinand von Finck is the owner of more than the 5,257,900 shares of Common Stock owned by him or that Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, or an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended and restated in its entirety to read as follows:

        The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

        August-Francois von Finck, Maria-Theresia von Finck and Luitpold-Ferdinand von Finck are the adult children of Mr. August von Finck. Nothing in this Schedule 13D shall be construed as either an admission that Mr. August von Finck is, or at any time has been, the beneficial owner of more than the 21,000,000 shares of Common Stock owned by him, that Mr. August-Francois von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by him, that Mr. Luitpold-Ferdinand von Finck is the owner of more than the 5,257,900 shares of Common Stock owned by him or that Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, or an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

        Each Reporting Person entered into a Stockholders Agreement with Barrick and the Issuer, pursuant to which:

        o Each Reporting Person agreed, at any meeting of the stockholders of the Issuer and in any action by consent of the stockholders of the Issuer, to vote his or her Common Stock in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger.

        o Each Reporting Person irrevocably appointed Barrick, and each of its officers, as such Reporting Person's attorney and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to his or her shares of Common Stock at any meeting of stockholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the immediately preceding sentence.

        o Barrick agreed to file and use its best efforts to have declared effective by the SEC by the expiration of the Pooling Restricted Period (defined below) a "shelf" registration statement that registers the resale, in any manner of sale allowed on a shelf registration statement, on a continuous basis for a one-year period, by each Reporting Person, all the Barrick common stock received by the Reporting Persons in the Merger. Barrick further agreed to enter into a registration rights agreement with the Reporting Persons providing for the foregoing and containing other customary terms, provisions, exceptions and limitations.

        o Each Reporting Person agreed, except as provided in the Stockholders Agreement, not to transfer or otherwise dispose of, or grant a power of attorney in respect of, or encumber, his or her Common Stock.

        o Each Reporting Person agreed to certain non-solicitation provisions, as set forth in Section 3.02 of the Stockholders Agreement.

        o Each Reporting Person and Barrick agreed to use their reasonable best efforts to take all appropriate action and to do all things necessary under applicable law to consummate and make effective the Stockholders Agreement.

        o Each Reporting Person agreed to execute and deliver to Barrick on or before the closing under the Merger Agreement a certain affiliate agreement ("Affiliate Agreement"). In the Affiliate Agreement, each Reporting Person will covenant not to sell, transfer or otherwise dispose of, or reduce his or her risk with respect to ("Transfer"), any securities of Issuer within the 30 days prior to the closing under the Merger Agreement, and not to Transfer any securities of Barrick received pursuant to the Merger until after Barrick has publicly released a report including the combined financial results of the Issuer and Barrick for a period of at least 30 days of combined operations (the "Pooling Restricted Period"). Barrick will agree in the Affiliate Agreement to publish the report referred to in the preceding sentence within 30 days following the end of the first calendar month during which the 30th day of post-merger combined operations of the Issuer and Barrick occurs. The Reporting Persons may effect certain de minimis Transfers during the Pooling Restricted Period as described in and pursuant to the terms of the Affiliate Agreement.

        The Stockholders Agreement terminates upon the earlier of (a) the effective time of the Merger, (b) the termination of the Merger Agreement or
(c) with respect solely to the Reporting Persons, the delivery, at any time after March 31, 2002, to Barrick and the Issuer by Mr. August von Finck (or his attorney(s)-in-fact) of written notice of termination, which termination is without any liability or obligation on the part of such Reporting Persons. The Affiliate Agreement, once executed and delivered, will terminate upon the termination of the Merger Agreement or, in the case of the Reporting Persons, in the event that the Stockholders Agreement is terminated as described in clause (c) of the immediately preceding sentence.

        References to, and descriptions of, the Stockholders Agreement and the Affiliate Agreement are qualified in their entirety by reference to the copies thereof included as exhibits to this Schedule 13D and incorporated herein.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by appending the following to the end of the disclosure in Item 7:

        Exhibit D -- Stockholders Agreement dated June 24, 2001 among each of the Reporting Persons, several other stockholders of Issuer, Barrick, Sub, and the Issuer.

        Exhibit E -- Form of Affiliate Agreement to be entered into by each of the Reporting Persons prior to the closing under the Merger Agreement.


                          [signatures on next page]

                                  SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: June 26, 2001



                                       August von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact


                                       August-Francois von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact


                                       Luitpold-Ferdinand von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact

                                       Maria-Theresia von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact